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October 10, 2011
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Cheniere Energy Partners, L.P.
Registration Statement on Form S-3
Filed September 7, 2012
Amendment No. 1 to Registration Statement on Form S-3
Filed September 19, 2012
File No. 333-183780

Dear Ms. Ransom:
On behalf of Cheniere Energy Partners, L.P. (the “Registrant”), a Delaware limited partnership, we enclose the responses of the Registrant to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) by letter dated October 5, 2012, with respect to the Registration Statement on Form S-3 (File No. 333-183780) filed with the Commission on September 7, 2012 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on September 19, 2012. For the Staff's convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text. Also for the Staff's convenience, we have provided to you three copies of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).
The Registrant acknowledges the following: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Meredith S. Mouer
Meredith S. Mouer

cc:     Meg A. Gentle, Senior Vice President and Chief Financial Officer (Registrant)

Cheniere Energy Partners, L.P.
Form S-3 (File No. 333-183780)
Registrant's Responses to
SEC Comment Letter dated October 5, 2012

General

1.
We note that the form of indenture for each of the senior debt securities and the subordinated debt securities contemplates the issuance of guarantees in connection with such debt securities. Please register the guarantees for each class of debt securities with this registration statement. If you register such guarantees, please also comply with Rule 3-10 of Regulation S-X for financial statements for the guarantors.

Response: We acknowledge the Staff's comment and note that, while the forms of indentures contemplate future guarantees, if applicable, no guarantees are currently contemplated and no guarantors have been identified. Therefore, we do not anticipate registering a form of guarantee for each class of debt securities. We acknowledge that as a non-WKSI, the addition of guarantors in the future will require the filing of a new shelf registration statement.
Incorporation by Reference, page ii

2.
Please confirm to us your understanding that you are required to incorporate by reference into the registration statement all reports filed pursuant to Section 13(a) of the Exchange Act since the end of your most recently completed fiscal year, which includes any such reports filed after the initial filing of the registration statement. See Item 12(a) of Form S-3. Please also consider Question 123.05 in our Compliance and Disclosure Interpretations (Securities Act Forms).

Response: We acknowledge the Staff's comment and confirm that all reports filed pursuant to Section 13(a) of the Exchange Act since the end of the most recently completed fiscal year will be incorporated by reference into the Registration Statement. We have clarified this fact on page ii of Amendment No. 2.
Risk Factors, page 1

3.	Please add a risk factor regarding the volatility of the trading price for your common units.
Response: We acknowledge the Staff's comment and have included a risk factor addressing this matter on page 1 of Amendment No. 2.
Exhibit 5.1

4.
Please confirm to us that counsel will file an updated legal opinion and remove any inappropriate qualifications in connection with each takedown from the registration statement. See Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 in our Compliance and Disclosure Interpretations (Securities Act Rules).

Response: We acknowledge the Staff's comment and confirm that counsel will file an updated legal opinion and remove any inappropriate qualifications in connection with each takedown from the Registration Statement.

5.
We note that counsel expresses no opinion other than as to the laws of the State of New York and the DRULPA. Please either confirm to us that each of the Warrant Agreement and the Rights Agreement will be governed by New York law or revise counsel's opinion to cover the governing law of each of the Warrant Agreement and the Rights Agreement. See Section II.B.1.f of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff's comment and confirm that we anticipate that each of the Warrant Agreement and the Rights Agreement will be governed by New York law.